UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

ONLINE RESOURCES CORPORATION

(Name of Subject Company)

ACI WORLDWIDE, INC.

OCELOT ACQUISITION CORP.

(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

68273G101

(Cusip Number of Class of Securities)

Dennis P. Byrnes, Esq.

Executive Vice President, Chief Administrative Officer,

General Counsel and Secretary

ACI Worldwide, Inc.

6060 Coventry Drive

Elkhorn, Nebraska 68022

(402) 778-2183

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Robert A. Profusek, Esq.

Jones Day

222 East 41st Street

New York, New York 10017

Telephone: (212) 326-3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$136,680,278.35	$18,644

*	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $3.85 cash per share all shares of common stock of the subject company, which represents (1) 32,949,685 outstanding shares of common stock of the subject company, other than those shares held by Online Resources Corporation, ACI Worldwide, Inc. and Ocelot Acquisition Corp. and their wholly owned subsidiaries, (2) 937,872 shares of common stock of the subject company issuable by the subject company upon the exercise of outstanding stock options pursuant to the subject company’s stock option plans and (3) 1,613,814 shares of common stock subject to issued and outstanding restricted share unit awards pursuant to the subject company’s stock option plans. The foregoing share figures have been provided by the subject company to the offerors and are as of February 5, 2013, the most recent practicable date before filing.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for the fiscal year 2013, issued August 31, 2012, by multiplying the transaction valuation by 0.0001364.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$18,644.	Filing Party:	ACI Worldwide, Inc. and Ocelot Acquisition Corp.

Form or Registration No.:	Schedule TO.	Date Filed:	February 8, 2013.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒     third-party tender offer subject to Rule 14d-1.

☐     issuer tender offer subject to Rule 13e-4.

☐     going-private transaction subject to Rule 13e-3.

☐     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on February 8, 2013, as amended, and is filed by (i) Ocelot Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of ACI Worldwide, Inc., a Delaware corporation (“ACI”), and (ii) ACI. The Schedule TO relates to the offer by Purchaser and ACI to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Online Resources Corporation, a Delaware corporation (“ORCC”), at $3.85 per Share in cash, without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, dated February 7, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements, collectively constitute the “Offer”). The Offer is made pursuant to the Transaction Agreement, dated January 30, 2013, among ACI, Purchaser and ORCC.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Section 15 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by deleting the first paragraph, and inserting the following paragraph as the first paragraph, under the sub-heading “— Legal Proceedings”:

As previously disclosed, three putative class action lawsuits challenging the Offer have been filed in the Court of Chancery of the State of Delaware (the “Court”) by purported stock holders of ORCC seeking to represent a class of ORCC common stock holders. These actions were consolidated under the case captioned In re Online Resources Corp. Stockholder Litigation, C.A. No. 8280-VCN (collectively, the “Litigation”). The Litigation names ORCC, its directors, ACI and Purchaser as defendants (the “Defendants”).

On February 25, 2013, the parties entered into a memorandum of understanding (“MOU”) regarding the settlement of the Litigation, as well as the settlement of all related claims that were or could have been asserted, including claims related to the Offer. After the parties enter into a definitive stipulation of settlement, the proposed settlement will be subject to Court approval. If approved by the Court, it is anticipated that the settlement will result in the dismissal with prejudice of the Litigation and a release of the Defendants from all claims that were or could have been brought challenging any aspect of or otherwise relating to the Offer, the consideration to be received by Shareholders in connection with the Offer, or the disclosures made in connection therewith. Pursuant to the terms of the MOU, ORCC agreed to make available additional information to Shareholders in an amendment to the Schedule 14D-9. The amendment to the Schedule 14D-9 is expected to be filed with the SEC on February 26, 2013 or as soon thereafter as practicable. In addition, the MOU contemplates that plaintiffs’ counsel will petition the Court for an award of attorneys’ fees and expenses to be paid by ORCC or its successors. There can be no assurance that the Court will approve the settlement. If the settlement is not approved, the MOU will be rendered null and void. The settlement will not affect the consideration to be paid to Shareholders in connection with the Offer.

The Defendants have vigorously denied, and continue to vigorously deny, any breaches of fiduciary duty, aiding and abetting of such breaches or any other wrongdoing or liability with respect to all claims asserted in the Litigation, including that they have committed any violations of law, that they have acted improperly in any way, that they have any liability or owe any damages of any kind to the plaintiffs or the putative class and that any additional disclosures are required under any applicable rule, regulation, statute, or law. The settlement contemplated by the MOU is not, and should not be construed as, an admission of wrongdoing or liability by any defendant. However, to avoid the substantial burden, inconvenience, expense, risk and distraction of continued litigation, to fully and finally resolve the Litigation, and to permit the Offer to proceed without delay, the Defendants agreed to the settlement described above.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

**(a)(5)(I)	Verified Complaint filed on February 13, 2013 in Court of Chancery of the State of Delaware, captioned Ilya Pichkhadze v. Joseph L. Cowan, et al. (Case No. 8311).

**(a)(5)(J)	Memorandum of Understanding, dated February 25, 2013.

**	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 26, 2013

ACI WORLDWIDE, INC.

By:	/s/ Dennis P. Byrnes
Name:	Dennis P. Byrnes
Title:	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

OCELOT ACQUISITION CORP.

By:	/s/ Dennis P. Byrnes
Name:	Dennis P. Byrnes
Title:	President

EXHIBIT INDEX

Exhibit No.	Description

*(a)(1)(A)	Offer to Purchase dated February 7, 2013.

*(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).

*(a)(1)(C)	Form of Notice of Guaranteed Delivery.

*(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(1)(F)	Form of Summary Advertisement published in The Wall Street Journal on February 8, 2013.

*(a)(5)(A)	Press Release, dated January 31, 2013 (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on January 31, 2013).

*(a)(5)(B)	Investor Presentation Materials, dated January 31, 2013 (incorporated by reference to Exhibit 99.5 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on January 31, 2013).

*(a)(5)(C)	Transcript of Investor Presentation Call, held on January 31, 2013 (incorporated by reference to Exhibit 99.6 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on January 31, 2013).

*(a)(5)(D)	Complaint filed on February 6, 2013 in Court of Chancery of the State of Delaware, captioned James J. Scerra v. Joseph L. Cowan, et al. (Case No. 8280) (incorporated by reference to the Schedule TO filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on February 8, 2013).

*(a)(5)(E)	Amended Complaint filed on February 14, 2013 in Court of Chancery of the State of Delaware, captioned James J. Scerra v. Joseph L. Cowan, et al. (Case No. 8280-VCN) (incorporated by reference to the Schedule TO filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on February 19, 2013).

*(a)(5)(F)	Complaint filed on February 13, 2013 in Court of Chancery of the State of Delaware, captioned Ilya Pichkhadze v. Joseph L. Cowan, et al. (Case No. 8311) (incorporated by reference to the Schedule TO filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on February 19, 2013).

*(a)(5)(G)	Complaint filed on February 13, 2013 in Court of Chancery of the State of Delaware, captioned James Saxton v. Online Resources Corporation, et al. (Case No. 8312) (incorporated by reference to the Schedule TO filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on February 19, 2013).

*(a)(5)(H)	Press Release, dated February 19, 2013 (incorporated by reference to the Schedule TO filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on February 19, 2013).

**(a)(5)(I)	Verified Complaint filed on February 13, 2013 in Court of Chancery of the State of Delaware, captioned Ilya Pichkhadze v. Joseph L. Cowan, et al. (Case No. 8311).

**(a)(5)(J)	Memorandum of Understanding, dated February 25, 2013.

*(b)(1)	Commitment Letter, dated January 30, 2013, by and among ACI Worldwide, Inc. and Wells Fargo Bank, National Association and Wells Fargo Securities, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on January 31, 2013).

*(b)(2)	Amended and Restated Commitment Letter, dated February 6, 2013, by and among ACI Worldwide, Inc. and Wells Fargo Bank, National Association and Wells Fargo Securities, LLC (incorporated by reference to the Schedule TO filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on February 8, 2013).

Exhibit No.	Description

*(d)(1)	Transaction Agreement, dated January 30, 2013, by and among ACI Worldwide, Inc., Ocelot Acquisition Corp. and Online Resources Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on January 31, 2013).

*(d)(2)	Shareholder Agreement, dated January 30, 2013, by and among ACI Worldwide, Inc., Ocelot Acquisition Corp. and Special Value Opportunities Fund, LLC (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on January 31, 2013).

*(d)(3)	Shareholder Agreement, dated January 30, 2013, by and among ACI Worldwide, Inc., Ocelot Acquisition Corp. and Special Value Expansion Fund, LLC (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on January 31, 2013).

*(d)(4)	Shareholder Agreement, dated January 30, 2013, by and among ACI Worldwide, Inc., Ocelot Acquisition Corp. and Joseph L. Cowan (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on January 31, 2013).

* (d)(5)	Shareholder Agreement, dated January 30, 2013, by and among ACI Worldwide, Inc., Ocelot Acquisition Corp. and Tennenbaum Opportunities Partners V, LP (incorporated by reference to Exhibit 3 to the Schedule 13D filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on February 4, 2013).

*	Previously filed.
**	Filed herewith.